Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Dated January 6, 2023

(To Preliminary Prospectus dated January 6, 2023)

Registration Statement No. 333-267657

Free Writing Prospectus

On January 6, 2023, CaliberCos Inc., sent an email message to its existing stockholders and investors in its managed funds advising that a certain number of shares to be offered in the IPO would be made available to such persons and entities. The content of that email is set forth below.

Information on, or accessible through, any of the websites cited in the email is not part of this Free Writing Prospectus, nor is it part of Caliber’s preliminary prospectus or registration statement.

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From: CaliberCos Inc.

PH: We’re going public and we’d like to offer you the opportunity to buy our stock.

To the Caliber community:

We’ve been growing as a corporation alongside you for the last nine years, and now we’re ready to take another step forward. Soon, we’re going to be publicly traded on the Nasdaq Capital Market, and we’d like to invite you to participate.

We would like to offer you the opportunity to buy our IPO stock. The shares being made available in a directed share program further to which up to 10% of the Class A common shares to be sold in the IPO will be reserved for members of the Caliber community.

Our lead underwriter, Revere Securities LLC, has partnered with the retail brokerage team at Spartan Securities, to offer you the ability to open an account and buy stock in Caliber's IPO. Please contact Spartan Capital Securities, LLC at investmentbanking@spartancapital.com for more details.

Please note that no money is being solicited or will be accepted, if sent in response; no sales will be made or any commitment to purchase accepted until delivery of a preliminary prospectus that includes complete information about the issuer and the offering; any prospective purchaser's indication of interest is non-binding.

We appreciate your support, and look forward to finding new ways to grow with you for many years to come.

CALIBERCOS INC.

This free writing prospectus relates only to the initial public offering of shares of common stock of CaliberCos Inc. (the “Company”) and should be read together with the preliminary prospectus dated January 6, 2023 (the “Preliminary Prospectus”) included in Amendment No. 4 to the Registration Statement (“Amendment No. 4”) on Form S-1 (File No. 333-267657) relating to the offering of such securities. Amendment No. 4 may be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1627282/000110465923001889/tm2230806d4_s1a.htm

CaliberCos Inc. (the “Company”) has filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you a copy of the Preliminary Prospectus if you request it from: Revere Securities LLC, Attn.: Joe Giamichael, 650 Fifth Avenue, 35th Floor, New York, New York 10019, by telephone at 212-688-2350 or by email at info@reveresecurities.com. U.S. residents only.

Revere Securities LLC, a U.S. registered broker-dealer, is acting as the lead manager in the CaliberCos Inc. IPO.